EXHIBIT 99.1

ASM International N.V.

MANAGEMENT CHANGE

Bilthoven, The Netherlands – May 10, 2005 – ASM International N.V. (NASDAQ: ASMI; Euronext Amsterdam: ASM) today announced that Mr. H. (Haijo) D.J. Pietersma has decided to continue his career outside ASMI.

Mr. Pietersma joined the company in September 2002 as Deputy to the CEO and was appointed in the Management Board as per May 2003.

We at ASMI wish Haijo Pietersma much success in his future career.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, is a global company servicing one of the most important and demanding industries in the world. The Company possesses a strong technology base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network. ASM International and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contact:

Through Lies Rijnveld                    Tel. +31 30 2298 506